November 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lory Empire Robert Klein Robert Arzonetti Tonya K. Aldave

Re:	Garden Stage Limited Registration Statement on Form F-1, as amended File No. 333-273053

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Garden Stage Limited (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5.:00 p.m., Eastern Time, on November 30, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ortoli Rosenstadt LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

REVERE SECURITIES, LLC
as representatives of the several underwriters

By:	/s/ Dajiang Guo
Name:	Dajiang Guo
Title:	Senior Managing Director

R.F. LAFFERTY & CO., INC.

By:	/s/ Robert Hackel
Name:	Robert Hackel
Title:	Chief Operating Officer

DOMINARI SECURITIES LLC

By:	/s/ Kyle Wool
Name:	Kyle Wool
Title:	Chief Executive Officer

[Signature Page to Underwriters’ Acceleration Request Letter]